As filed with the Securities and Exchange Commission on March 12, 2020

1933 Act Registration Number – 333-176060

1940 Act Registration Number – 811-05617

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

Post-Effective Amendment No. 28

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

Amendment No. 29

SCM Trust

(Exact Name of Registrant as Specified in Charter)

1875 Lawrence Street, Suite 300

Denver, CO 80202

(Address of Principal Office)

Telephone Number: (415) 398-2727

Stephen C. Rogers

1875 Lawrence Street, Suite 300

Denver, CO 80202

(Name and Address of Agent for Service)

With copy to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Co 80202

It is proposed that this filing will become effective:

[X]	on March 12, 2020 pursuant to Rule 485(b)

[ ]	60 days after filing pursuant to Rule 485(a)(1)

[ ]	75 days after filing pursuant to Rule 485(a)(2)

[ ]	on _________ pursuant to Rule 485(a)

Explanatory Note

This Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (the “Registration Statement”) of SCM Trust is being filed for the sole purpose of filing the consent of the independent registered public accounting firm, which was inadvertently omitted from the filing on April 30, 2019. This Post-Effective Amendment incorporates by reference the current versions of the Trust’s Prospectus (Part A) or Statement of Additional Information (Part B), each dated April 30, 2019, included in Post-Effective Amendment No. 24 under the 1933 Act and Amendment No. 25 under the 1940 Act, as supplemented.

 PART C

OTHER INFORMATION

Item 28. Exhibits

(a)

(1) Amended and Restated Agreement and Declaration of Trust dated September 21, 2011 is incorporated by reference Pre-Effective Amendment No. 1 to the Registration Statement as filed on September 22, 2011, Accession No. 0001398344-11-002188.

(2) Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust dated October 11, 2011, to be filed by subsequent amendment.

(3) Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust dated February 14, 2019, to be filed by subsequent amendment.

(b)	Amended and Restated By-Laws of the Registrant dated June 12th, 2011 is incorporated by reference to the Trust's registration statement filed on Form N-1A on August 4, 2011, Accession No. 0001398344-11-001713.

(c)	Inapplicable.

(d)	Investment Advisory Agreement between SCM Trust and CCM Partners, LP d/b/a Shelton Capital Management, dated October 11, 2016, incorporated by reference to Registration Statement on Form N-14 as filed on March 13, 2018, Accession No. 0001398344-18-004150.

(e)	Amended and Restated Distribution Agreement between SCM Trust and RFS Partners, LP, dated February 8, 2018, incorporated by reference to Registration Statement on Form N-14 as filed on March 13, 2018, Accession No. 0001398344-18-004150.

(f)	Inapplicable.

(g)	(1)	Custodian Agreement between Shelton Greater China Fund and U.S Bank National Association is incorporated by reference to the Fund’s registration statement filed in Form N-1A on April 29, 2014, Accession No. 0001398344-14-002376.

(2)	First Amendment to Custody Agreement dated August 19, 2016, incorporated by reference to Registration Statement on Form N-14 as filed on March 13, 2018, Accession No. 0001398344-18-004150.

(3)	Second Amendment to Custody Agreement dated December 12, 2017, incorporated by reference to Registration Statement on Form N-14 as filed on March 13, 2018, Accession No. 0001398344-18-004150.

(h)	Other Material Contracts

(1)	Restated Fund Administration Servicing Agreement between Shelton Greater China Fund and CCM Partners, LP dated September 22, 2011, to be filed by subsequent amendment.

(2)	Fund Services Agreement between Shelton Funds Trust and Shelton Greater China Fund Trust and Gemini Fund Services, LLC, incorporated by reference to Registration Statement on Form N-14 as filed on March 13, 2018, Accession No. 0001398344-18-004150.

(3)	Expense Limitation Letter dated [ _____ ___, 2019], to be filed by subsequent amendment.

(i)	(1)	Opinion and Consent of Counsel to the Registrant is incorporated by reference Pre-Effective Amendment No. 1 to the Registration Statement as filed on September 22, 2011, Accession No. 0001398344-11-002188.

(2)	Opinion and Consent of Local Counsel to the Registrant is incorporated by reference Pre-Effective Amendment No. 1 to the Registration Statement as filed on September 22, 2011, Accession No. 0001398344-11-002188.

(3)	Opinion and consent of counsel as to legality of shares is incorporated by reference Post-Effective Amendment No. 11 to the Registration Statement as filed on July 27, 2016, Accession No. 0001398344-16-015631.

(j)	Consent of Independent Registered Public Accounting Firm is filed herewith.

(k)	Inapplicable.

(l)	Inapplicable.

(m)	Rule 12b-1 Share Marketing Plan, incorporated by reference to Registration Statement on Form N-14 as filed on July 27, 2016, Accession No. 0001398344-16-015634.

(n)	Rule 18f-3 Plan dated July 28, 2017 is incorporated by reference Post-Effective Amendment No. 22 to the Trust’s registration statement filed on April 30, 2018, Accession No. 0001398344-18-006368.

(o)	Reserved.

(p)	Code of Ethics is incorporated by reference Post-Effective Amendment No. 22 to the Trust’s registration statement filed on April 30, 2018, Accession No. 0001398344-18-006368.

(q)	Powers of Attorney is incorporated by reference to Post-Effective Amendment No. 19 to the Registration Statement as filed on August 4, 2017, Accession No. 0001398344-17-009616.

Item 29. Persons Controlled by or under Common Control with Registrant.

As of the date of this Post-Effective Amendment, to the knowledge of the Registrant, the Registrant did not control any other person, nor was it under common control with another person.

Item 30. Indemnification.

The Fund is permitted by Massachusetts law and required by its Amended and Restated Declaration of Trust to indemnify any Trustee or officer of the Fund against all liability and against all expenses reasonably incurred or paid in connection with any claim, action, suit or proceeding in which the Trustee or officer becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof unless, (i) by reason of a final adjudication, the Trustee or officer was found to have engaged in willful misfeasance, bad faith gross negligence or reckless disregard of the duties involved in the conduct of his office, (ii) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund; or (iii) in the event of a settlement involving payment by the Trustee or officer or other disposition not involving a final adjudication as described in (i) and (ii) above resulting in a payment by the Trustee or officer, unless there has been either a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that he did not engage in such conduct (a) by a vote of a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in officer act on the matter), or (b) by written opinion of independent legal counsel. The Fund may pay the expenses described above in advance of the final disposition of any such legal action provided that the person receiving the payment undertakes to repay such amount if it is ultimately determined that he is not entitled to indemnification provided that either such undertaking is secured by a surety bond or some other appropriate security or the Fund shall be insured against losses arising out of any such advances; or a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in officer act on the matter) or an independent legal counsel in written opinion, shall determine, based upon review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

The Management Agreement provides that, absent willful misfeasance, bad faith, gross negligence or reckless disregard of its duties and obligations, Shelton Capital Management (the “Manager”) is entitled to indemnification from the Fund for any act or omission in the course of, or connected with, its rendering of services under the Management Agreement or for any losses that may be sustained in the purchase, holding or sale of any security by the Fund.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to trustees, officers and controlling persons, if any, of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended (the "Act"), and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a trustee, officer or controlling person, if any, of the Fund in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, if any, in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor.

Shelton Capital Management a California limited partnership, is the Registrant's investment advisor. Shelton Capital Management has been engaged during the past two fiscal years as the investment advisor of the Shelton Funds (and its predecessors), a diversified, open-end management investment company, which comprises the following series: California Tax-Free Income Fund, Shelton Green Alpha Fund, U.S. Government Securities Fund, The United States Treasury Trust, S&P 500 Index Fund, S&P MidCap Index Fund, S&P SmallCap Index Fund, Shelton Core Value Fund, European Growth & Income Fund, Nasdaq-100 Index Fund, and Short-Term U.S. Government Bond Fund. The principal business address of Shelton Funds is 1050 17th Street, Suite 1710, Denver, Colorado, 80265.

The officer of Shelton Capital Management is Stephen C. Rogers. Mr. Rogers has also served as an officer of the Registrant since June 2011. Mr. Rogers was elected to the Board of Shelton Capital Management as Secretary and Trustee in August 1998, and was elected as Chairman of the Board in October 1999. For additional information, please see Part A of this Registration Statement.

Item 32. Principal Underwriters

RFS Partners is the principal underwriter, and in that capacity distributes the shares of the Fund. Certain limited partners of RFS Partners also serve as officers and/or trustees of the Registrant.

Item 33. Locations of Accounts and Records.

The accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are kept by Registrant's Shareholder Servicing and Transfer Agent, Gemini Fund Services, LLC, 17605 Wright Street, Omaha, NE 68130.

Item 34. Management Services

All management-related service contracts are discussed in Part A or Part B of this Registration Statement.

Item 35. Undertakings.

Inapplicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the city of Denver, and State of Colorado, on the 12th day of March, 2020.

SCM Trust

(Registrant)

By /s/ Stephen C. Rogers

Stephen C. Rogers, Chairman of the Board and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Stephen C. Rogers	Principal Executive Officer and Trustee	March 12, 2020
Stephen C. Rogers

/s/ Kevin T. Kogler*	Trustee	March 12, 2020
Kevin T. Kogler

/s/ Marco Quazzo*	Trustee	March 12, 2020
Marco Quazzo

/s/ Stephen H. Sutro*	Trustee	March 12, 2020
Stephen H. Sutro

/s/ William P. Mock*	Principal Financial Officer	March 12, 2020
William P. Mock

*	Signed by Gregory T. Pusch pursuant to Powers of Attorney filed by Post-Effective Amendment to the Registration Statement as filed on August 4, 2017.

Exhibit List

(j) Consent of Independent Registered Public Accounting Firm